NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

The New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of March 30, 2026 email sent by Sherman Jewett, Corporate Governance Officer, New York State Common Retirement Fund

Charter Communications, Inc.

VOTE FOR Proposal No. 5

Stockholder Proposal Regarding Political Expenditures Report

Filed by the New York State Common Retirement Fund

Annual Meeting: April 21, 2026

The New York State Common Retirement Fund urges Charter Communications, Inc. shareholders to vote “FOR” Proposal 5 on the proxy, Stockholder Proposal Regarding Political Expenditures Report.

Companies face significant regulatory risks when participating in electoral politics. These risks are exacerbated by opacity and are particularly perilous for companies like Charter that are extensively regulated by the federal government, certain state governments, and many local governments. Disclosure of corporate political contributions is a widely adopted best practice and in the best interests of shareholders.

Without knowing Charter’s election-related expenditures, investors cannot sufficiently assess the risks nor determine whether spending aligns with our Company’s business strategy, corporate priorities, or other areas of concern. Support for this reasonable, best practice, widely adopted governance reform will help mitigate risks by introducing transparency and accountability to Charter’s political spending.

Support “FOR” Proposal 5 Is Warranted Because:

Corporate political spending can be risky.

Companies lacking a strong governance framework around and comprehensive disclosure of political spending increasingly risk regulatory retaliation, public backlash, boycotts, and employee recruitment and retention issues. For companies heavily dependent on federal and state regulators, corporate political spending carries risks that can exceed any anticipated benefit. For example, Ohio’s FirstEnergy scandal resulted in more than $640 million in combined federal and state penalties, executive firings, criminal convictions, board replacement, and a decade of reputational damage — all stemming from political spending that was intended to secure favorable regulation.

The risks of corporate political spending are especially serious when giving is to trade associations, Super PACs, 527 committees, and “social welfare” organizations — groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

When the Conference Board released its 2021 “Under a Microscope” report it detailed these risks, and recommended the process suggested in this proposal. The organization also said, “a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity — and the risks that come with it — into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions — and other forms of activity — are at odds with core company values.”

Disclosure of political spending is a best practice widely adopted by Charter’s peers.

Charter’s argument that the disclosures sought in this proposal would result in a business disadvantage is belied by the fact that Charter’s peers already disclose their political spending. In fact, Charter is not just below average in this regard, it’s the worst amongst its peers by a large margin.

The Company’s peer competitors including AT&T Inc., Verizon Communications Inc., and Comcast Corporation all substantially disclose what this proposal seeks, scoring 100%, 95.7%, and 94.3%, respectively in the 2025 Center for Political Accountability-Zicklin Index. The average S&P 500 company score is 60.4%, while Charter’s score is just 24.3%. By rejecting these widely adopted, best-practice disclosures, Charter is increasingly becoming an outlier.

Charter does not disclose its political spending.

Charter does not publicly disclose the specifics of its political spending as requested by this proposal; it provides neither a report aggregating direct spending or any disclosure of indirect “dark money” spending. “Dark money” in particular has been the subject of regulatory and public scrutiny in recent years, and Charter’s refusal to disclose its spending leaves shareholders blind to the company’s riskiest political spending.

Furthermore, an interested investor would have to scour scores of state and local campaign finance disclosure databases to gain what might even then be an incomplete picture of the Company’s political expenditures.

Additional disclosure would not create an undue burden.

In its proxy statement, Charter argues that this proposal “would result in the unproductive consumption of valuable time and corporate resources.” However, the Company’s Political Activities Policy Statement acknowledges that the Board’s Corporate Governance Committee already receives an annual report that is substantially similar to what this proposal requests. If Charter is already producing this report, the incremental cost of making it public is minimal.

Disclosure of political spending does not limit political spending.

In the Citizens United opinion, Supreme Court Justice Kennedy explicitly endorsed disclosure as a proper mitigation, writing, “The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way.”

This proposal does not seek to end or curtail the Company’s participation in the political, legislative, or regulatory processes at any level of government. The proposal simply seeks disclosure so that shareholders may determine for themselves whether Charter’s political expenditures enhance — or diminish — shareholder value, rather than have Charter determine that the information is not useful to shareholders.

Charter’s lack of transparency and accountability in relation to its political spending creates risks for shareholders. The Company’s adoption of this reasonable, widely adopted best practice is long overdue. The New York State Common Retirement Fund urges Charter Communications, Inc. shareholders to vote for Proposal No. 5.

For questions, please contact Sherman Jewett, Corporate Governance Officer, at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.